ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")	Bond Number
The Vanguard Group, Inc.	87117192B

Principal Address Vanguard Financial Center
Valley Forge, PA 19482

Item 2. Bond Period: from 12:01 a.m. on June 1, 1992 to 12:01 a.m. on June 1, 1993 or the earlier effective date of the termination of this Bond, standard time a t the Principal Address as to each of said dates.

Item 3.	Limit of Liability-		LIMIT OF	DEDUCTIBLE
	Subject to Sections 8, 9 and 11 thereof:		LIABILITY	AMOUNT

	Insuring Agreement A-	FIDELITY	$80,000,000	$750,000
	Insuring Agreement B-	AUDIT EXPENSE	Not Covered	Not Covered
	Insuring Agreement C-	ON PREMISES	80,000,000	750,000
	Insuring Agreement D-	IN TRANSIT	80,000,000	750,000
	Insuring Agreement E-	FORGERY OR ALTERATION	80,000,000	250,000
	Insuring Agreement F-	SECURITIES	80,000,000	750,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	80,000,000	750,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS
		OF DEPOSIT	Not Covered	Not Covered

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
Insuring Agreement I-	VOICE-INITIATED	80,000,000	750 ,000
	TRANSACTIONS :
	INVESTMENT COMPANIES
Insuring Agreement J-	COMPUTER SECURITY	80,000,000	750 ,000
Insuring Agreement K-	AUTOMATED PHONE SYSTEMS:	80,000,000	750 ,000
	INVESTMENT COMPANIES

Item 4. Offices or Premises Covered-All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Rider Nos. 1-2-3-4-5-6-7-8-9-10-11-12-13

and of all Riders applicable to this Bond issued during the Bond Period.

By: /s/ Frank R. Vento
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this Bond, to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A. FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss 'sustained by the Insured and covered by this Bond.

C. ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A and loss resulting from fire, smoke or explosion.

D. IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery a t the specified destination.

E. FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications (collectively, "Directions") to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which Directions purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts, as agent;

PROVIDED, that the signature (except that of a financial or banking institution or a stockbroker) on any Direction shall have a Signature Guarantee, unless such Direction was

(i) to effect any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or

(ii) to elect any dividend option available to Fund shareholders, or

(iii) to redeem Fund shares, where the proceeds of such redemption are to be payable to (x) the shareholder of record at the record address, or (y) a person Officially Designated to receive redemption proceeds a t the address stated in the Official Designation, or (z) a bank account Officially Designated to receive redemption proceeds by mail or wire transfer.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A. Any document referred to in clauses (1)or (3) above which authorizes, requests, acknowledges, or gives notice as to any matter described in clause (2) above shall be deemed to be a Direction.

F. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1)were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1)any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or withdrawals permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

(2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its application (as amended from time to time) for this Bond before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.  Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.  If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within 60 days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application for this Bond or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a, loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond (including in all Riders hereto) shall have the meanings stated in this Section:

A. "Alteration" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. "Computer System" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

C. "Counterfeit" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

D. "Deductible Amount" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

E. "Depository" means any "securities depository" in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

F. "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

G. "Employee" means:

(1) each officer, director, trustee, partner or employee of the Insured, and

(2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

(5) each officer, director, trustee, partner or employee of

(a) an investment adviser,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment .Company Act of 1940), and

(6) each individual assigned, by contract or by any agency furnishing temporary personnel on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,

(b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9) each director, trustee or partner of the Insured while engaged in handling funds or other property of any Employee Benefit Plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974) owned, controlled or operated by the Insured, and any . individual trustee, manager, officer or employee of any such Plan.

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners; officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers or other agents under contract or representatives of the same general character shall not be considered Employees, except as provided in subsection (6).

H. "Exchange" means any national securities exchange registered under the Securities Exchange Act of 1934.

I. "Forgery" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

J. "Items of Deposit" means one or more checks or drafts.

K. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.

L. "Limit of Liability" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

M. "Mysterious Disappearance" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

N. "Official Designation" or "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

0. "Phone-initiated Transaction" means any redemption or exchange of securities issued by an Investment Company or other Insured, any establishment of or change in the name or address of the holder of record of such securities, any establishment of or change in the bank account designated by a shareholder of an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed over the telephone, whether by voice or through an automated system.

P. "Property" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

Q. "Securities" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

R. "Security Company" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

S. "Self Regulatory Organization" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

T. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any Exchange.

U. "Single Loss" means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or

(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

V. "Theft" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting a s a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K. Loss resulting from payments made or withdrawals from the account of a customer of the Insured or a shareholder or subscriber to 'shares of an Investment Company, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

0. Loss resulting from Phone-initiated Transactions, unless such loss is otherwise covered under Insuring Agreement A.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section l.G (2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion-or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of. the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor. The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained. The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of- such loss or, in the case of legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Discovery hereunder occurs when the Insured

(1) becomes aware of facts, or

(2) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 5. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 6. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement.

To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 7. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken. by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 8. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless. of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 9. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 10. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 11. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any investment Company named as an Insured.

SECTION 12. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds, to each Investment Company named as an Insured, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of termination specified in such notice. The Insured may terminate this Bond only by written notice to the Underwriter and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of the termination specified in such notice; provided, that the Underwriter shall have given written notice of such termination to each Investment Company named as Insured hereunder not less than sixty (60) days prior to such effective date of termination. Premiums are earned until the effective date of termination.

The Underwriter shall refund the unearned premium computed a t short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

This Bond shall terminate

A. as to any Employee as soon as any partner, officer or supervisory employee of the Insured, who is not in collusion with such Employee, learns that such Employee committed any Dishonest or Fraudulent Act(s) or Theft, but coverage shall not terminate with respect to Property then in transit in the custody of such Employee, or

B. as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 13. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 14. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 15. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required. or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1of the Declarations of any payment made hereunder to the first named Insured,

D. for the purposes of Sections 4 and 12, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 16. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C. the total number of outstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 17. CHANGE OR MODIFICATION

This Bond, which includes all Riders, may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, .in a manner which does not benefit the Insured shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., to each Insured affected thereby, and to all Investment Companies named as Insureds herein.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Vanguard Marketing Corporation
Nelson Realty Corporation
Horatio Realty Corporation
VGI Group Travel Accident Plan
The Vanguard Group, Inc. Excess Benefit Plans:
* Vanguard Group, Inc. Supplemental Thrift Plan
* Vanguard Group, Inc. Excess Retirement Plan
* Vanguard Group, Inc. Supplemental Retirement Plan
Vanguard Group, Inc. Incentive Compensation Plan
Vanguard Group, Inc. Partnership Plan
Vanguard Fiduciary Trust Company’s Employee Benefit Index Fund
Vanguard Group, Inc. Retirement Plan
Vanguard Group, Inc. Thrift Plan
The Vanguard Group, Inc. Short Term Disability Plan
The Vanguard Group, Inc. Long Term Disability Plan
The Vanguard Group, Inc. FlexCare Benefit Plan
The Vanguard Executive LTD Program
Vanguard Bond Market Fund
Vanguard Convertible Securities Fund
Vanguard Explorer Fund
Vanguard Index Trust, a series fund consisting of:
* Extended Market Portfolio
* 500 Portfolio
* Total Stock Portfolio
Wellington Fund
The Windsor Funds, Inc., a series fund consisting of:
* Windsor Fund
* Windsor II
Trustees’ Commingled Fund, a series fund consisting of:
* United States Portfolio
* International Portfolio
Gemini II
Vanguard Money Market Reserves, a series fund
consisting of:
* Prime Portfolio
* Federal Portfolio
* U. S. Treasury Portfolio

Vanguard STAR Fund
Vanguard/Morgan Growth Fund
Vanguard Small Capitalization Stock Fund, Inc.
PRIMECAP Fund
Vanguard Preferred Stock Fund
Vanguard Quantitative Portfolio
Vanguard World Fund, a series fund consisting of:
* U.S. Growth Portfolio
* International Growth Portfolio
Wellesley Income Fund
Vanguard Specialized Portfolios, a series fund
consisting of:
* Energy Portfolio
* Gold & Precious Metals Portfolio
* Health Care Portfolio
* Service Economy Portfolio
* Technology Portfolio
* Utilities Income Portfolio
Vanguard Fixed Income Securities Fund, a series fund
consisting of:
* Short Term Corporate Portfolio
* GNMA Portfolio
* Long Term U.S. Treasury Portfolio
* Investment Grade Corporate Portfolio
* High Yield Corporate Portfolio
* Short Term Federal Portfolio
* Short Term U.S. Treasury Portfolio
* Intermediate Term U.S. Treasury Portfolio
Vanguard Municipal Bond Fund, a series fund
consisting of:
* Money Market Portfolio
* Short-Term Portfolio
* Intermediate Term Portfolio
* Long-Term Portfolio
* High Yield Portfolio
* Insured Long-Term Portfolio
* Limited Term Portfolio
Vanguard California Tax-Free Fund, a series fund
consisting of:
* Money Market Portfolio
* Insured Long-Term Portfolio
Vanguard New York Insured Tax Free Fund
New Jersey Tax Free Fund, a series fund consisting of:
* Money Market Portfolio
* Insured Long Term Portfolio
Ohio Tax Free Fund, a series fund consisting of:
* Money Market Portfolio
* Insured Long Term Portfolio
Vanguard Equity Income Fund
Vanguard Asset Allocation Fund, Inc.
Vanguard Pennsylvania Tax-Free Fund, a series fund
consisting of:
* Money Market Portfolio
* Insured Long-Term Portfolio

Vanguard Institutional Portfolio, a series fund
consisting of:
* Vanguard Institutional Money Market Portfolio
Vanguard Variable Insurance Fund, Inc., a series fund consisting of :
* Money Market Portfolio
* High Grade Bond Portfolio
* Equity Index Portfolio
* Balanced Portfolio
Vanguard International Equity Index Fund, a series fund
consisting of :
* European Portfolio
* Pacific Portfolio
Vanguard Institutional Index Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 1(A) (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

MISC-WAD.R2 (6/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

(1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2) Investment Advisory Services rendered by a Non-Fund to an investment advisory client of such Non-Fund; or

(3) fund recordkeeping, fund accounting and related administrative services by The Vanguard Group, Inc. to any of the entities listed below:

Pennsylvania Local Government Investment Trust

PLGIT/PLUS

Edna McConnell Clark Foundation

MLC Life, Limited

Or,

(4) transfer agency services by The Vanguard Group, Inc. to any of the following entities:

Pennsylvania Local Government Investment Trust

PLGIT/Pl US

Or,

(5) fund recordkeeping, fund accounting and related administrative services and transfer agency services by The Vanguard Group, Inc. for Vanguard Real Estate Fund I, a Sales-Commission-Free Income Properties Fund and Vanguard Real Estate Fund 11, a Sales- Commission-Free Income Properties Fund, but always excluding, without limiting the foregoing, any Claim based upon, arising out of or in any way involving the violation or alleged violation of any federal or state tax laws; or

(6) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1), (2), (3) or (4) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1), (2), (3) or (4) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of

(1) services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2) Investment Advisory Services by a Non-Fund to an investment advisory client of such Non-Fund; or

(3) fund recordkeeping, fund accounting and related administrative services by The Vanguard Group, Inc. to any of the entities listed below:

Pennsylvania Local Government Investment Trust

PLGIT/ PLUS

Edna McConnell Clark Foundation

MLC Life, Limited

or,

(4) transfer agency services by The Vanguard Group, Inc. to any of the following entities:

Pennsylvania Local Government Investment Trust

PLGIT/ PLUS

As used herein, 'Investment Advisory Services’ means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but including furnishing only statistical and other factual information (such as economic factors and trends) ; and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

It is further understood and agreed that notwithstanding anything to the contrary in Section 12 or Section 17 of this Bond, no notice to the Securities and Exchange Commission or to any Investment Company named as an Insured hereunder shall be required to terminate or modify this Bond as to any or all Non-Funds.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 2(B).VAN (5/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set for that Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions in connection with offers or sales of securities issued by an Insured Fund effected by an Employee (a) who is an employee of that Fund or o fits investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) who does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Investment Company or such securities, if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

It is further understood and agreed that notwithstanding anything to the contrary set forth above in this Rider or in Section 2.M of this Bond, this Bond does not cover loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by any Fund where such offers or sales are made to any employee benefit plan ("Plan"), regardless of whether such Plan is an "accredited investor" as defined in Rule 501(a) o f Regulation D under the Securities Act o f 1933, unless

(1) such Employee is a "sales representative" employed by The Vanguard Group, Inc.; and

(2) such Employee is communicating only with a person authorized under such Plan to define permissible investments for the Plan; and

(3) such Dishonest or Fraudulent Acts, Theft, or other acts or omissions are in connection with such Employee's offer or sale of securities issued by an Insured Fund; and

(4) Such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (a) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (b) made as part of a scripted response to a question regarding that Investment Company or such securities, if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller , and if any response concerning the performance of such securities is not outdated; and

(5) such Employee does not (a) have or exercise any discretionary authority or discretionary control respecting management of a Plan or disposition of Plan assets, (b) render investment advice for a fee or other compensation with respect to any money or other property of a Plan, or (c) perform any discretionary act in the capacity of a trustee, fiduciary or co-fiduciary under any applicable law, including without limitation ERISA and state statutory or common law, and then only to the extent such loss is otherwise covered by the terms of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF5.VAN (6/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.0 of this Bond, this Bond is amended by adding an additional Insuring Agreement I as follows:

I. VOICE- INITIATED TRANSACTIONS: INVESTMENT COMPANIES.

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph l.f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to Sections 2.c. and 2.d. herein and to the other specific exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f. "Designated Procedures" means the following procedures:

(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months.

(a) Information contained on the recordings shall be capable of being retrieved through the following methods:

Daily transaction reports can be retrieved manually and then cross-referenced with vice recording

(b) Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requiring the caller to state an identification number consisting of at least four characters, or by using the following test:

Account name, social security number and address.

(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

2. Exclusions. It is further understood and agreed that this Insuring Agreement I shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account officially Designated to receive redemption proceeds; or

(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

(4) The intentional failure to adhere to one or more Designated Procedures; or

(5) The failure to pay for shares attempted to be purchased; or

(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

c. Any loss caused by a Voice -initiated Transaction, where the request for such Voice-initiated Transaction was not recorded; and

d. Any loss caused by a Voice-initiated Transaction, where the information contained on the recording with respect to such Voice-initiated Transaction is not retrieved and produced with in a reasonable time after retrieval of such information is requested.

The Limit of Liability with respect to this Insuring Agreement is Eighty Million Dollars ($80,000,000), and the Deductible Amount with respect to this Insuring Agreement is Seven Hundred Fifty Thousand Dollars ($750,000).

Except for above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 13.REV (6/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents, whether or not the signature has been guaranteed:

(1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3) written request to a trustee or custodian for a Designated Retirement Account ("DRAM) which holds shares of an Insured Fund, where such request (a) purports to be from the Owner of such DM, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA of the same type established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A) "Designated Retirement Account” means any one of the following:

(i) an individual retirement account described in section 408(a) of the Internal Revenue Code of 1986, as amended ("IRA");

(ii) a custodial account described in section 403(b) (7) of the Internal Revenue Code of 1986, as amended ("403(b) (7) Account"); or

(iii) a plan qualified under section 401(a) of the Internal Revenue Code of 1986, as amended, whose sole participant is an individual who alone, or with his or her spouse, wholly owns the business, whether unincorporated or incorporated, that sponsors the plan ("Keogh Plan”).

(B) "Owner" means the individual for whose benefit the DRA is established.

(C) A DRA is "of the same type" as another DRA only if both are IRAs, or if both are 403(b) (7) Accounts, or if both are Keogh Plans.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 12 (4/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that for purposes of Rider No. 3 only, a Designated Employee Benefit Plan shall not be deemed to be a Non-Fund.

It is further understood and agreed that notwithstanding anything to the contrary in the above paragraph or elsewhere in this Bond (including any other Rider thereto), this Bond shall not cover any loss resulting from or in connection with the discretionary voting by any Designated Employee Benefit Plan, or by any Interested Trustee, of Designated Securities owned or held by the Designated Employee Benefit Plan, unless, in the case of a vote by the Designated Employee Benefit Plan, such vote was pursuant to the direction of a majority of trustees of such Designated Employee Benefit Plan who were not then Interested Trustees, and then only to the extent such loss is otherwise covered by this Bond.

For purposes of this Rider:

(A) "Designated Employee Benefit Plan" means an Insured which is a pension, profit-sharing or other benefit pl an for employees of another Insured ("Related Insured"), including any trust relating thereto, provided that such Related Insured is a Fund, or an investment adviser, transfer agent, or administrator of, or an underwriter whose principal business is distributing shares of, an Insured which is a Fund; and

(B) "Designated Securities" means securities issued by a Related Insured, or by any entity controlling, controlled by, or under common control with such Related Insured ("Affiliated Entity"), or by any Fund to which such Related Insured or any Affiliated Entity provides any services; and

(C) "Interested Trustee" means any trustee of a Designated Employee Benefit Plan who is also an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) a Related Insured, or (ii) any Affiliated Entity, or (iii) any Fund to which Related Insured or any Affiliated Entity provides any services.

It is further understood and agreed that notwithstanding anything to the contrary in the above paragraphs or elsewhere in this Bond (including Item 1 of the Declarations, Name of Insured, or any other Rider), neither employee stock ownership plans nor stock bonus plans, nor any trusts related thereto, shall be Insureds under this Bond.

It is further understood and agreed that notwithstanding anything to the contrary in Section 12 or Section 17 of this Bond, no notice to the Securities and Exchange Commission or to any Investment Company named as an Insured hereunder shall be required to terminate or modify this Bond as to any or all Designated Employee Benefit Plans.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 21 (2/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including any other Rider thereto), this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 25 (12/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond shall not cover any loss resulting from or in connection with the acceptance of a third party check, where such check is used to open or increase an account register in a name other than the payee on such third party check, EXCEPT loss covered under Insuring Agreement A., Fidelity.

As used herein, "third party check" means a check made payable to one party and offered as payment to another party.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 26 (2/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.T of the Bond shall be amended as follows:

"Signature Guarantee” means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934 ("Rule") and not otherwise excluded under the Rule, provided that with respect to a Signature Guarantee on any request to redeem Fund shares where the proceeds of such redemption exceed $100,000, such redemption request shall be verified in advance by, or an attempt to verify shall be made to, the shareholder of record that such redemption has been authorized, unless such Signature Guarantee has been made by (i) a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation, or (ii) a broker which is a member of any Exchange.

It is further understood and agreed that the Underwriter may modify or delete this Rider at any time during the Bond Period without the consent of the Insured upon thirty (30) days written notice to the Insured.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 27 (2/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.  In the event that a loss is covered under both Vanguard Fiduciary Trust Company Investment Company Blanket Bond No. 87117292B and under The Vanguard Group, Inc. Investment Company Blanket Bond No. 87117192B issued by the ICI Mutual Insurance Company the total liability of the ICI Mutual Insurance Company under both bonds in combination shall not exceed the applicable Limit of Liability of the larger of the two bonds. In no event shall the applicable Limits of Liability of both bonds be added together or otherwise combined to determine the total liability of the ICI Mutual Insurance Company.

2.  As used in this Rider "bonds” means Investment Company Blanket Bond No. 87117292B and Investment Company Blanket Bond No. 87117192B.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Trust 1 (6/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.0 of this Bond, this Bond is amended by adding an additional Insuring Agreement K as follows:

K.  AUTOMATED PHONE SYSTEMS: INVESTMENT COMPANIES.

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.	Definitions. The following terms used i n this Insuring Agreement shall have the following meanings:

a. "Automated Phone System" or "APS" means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

b. "APS Transaction" means any APS Redemption, APS Election, APS Exchange, or APS Purchase.

c "APS Redemption" means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

d. "APS Election" means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

e. "APS Exchange" means any exchange of shares in a registered account of one Fund in to shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

f. "APS Purchase" means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

g. "APS Designated Procedures" means the following procedures:

1) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

Hard copy reports are stored for six months. Various others are maintained on microfilm. Microfilm is maintained indefinitely.

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(2) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

(3) Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

(4) Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Physical access to APS equipment shall be limited in the following manner:

Equipment is kept in out computer center. Only technical personnel are permitted security clearance within that building. These individuals do not have access to the personal identification numbers for our shareholders.

2) Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a.   Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.   Any loss resulting from:

(1) Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account officially Designated to receive redemption proceeds ; or

(2) Any APS Redemption(s) or APS Purchase(s) involving an aggregate amount in excess of $100,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such APS Redemption(s) or APS Purchase(s):

(a) (i) the shareholder of record verifies that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred; or

(b) each such redemption or purchase is verified by the following procedure(s):

Redemptions over $100,000 not permitted.

Or,

(3) Any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(4) Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

(5) The failure to pay for shares attempted to be purchased; or

(6) The intentional failure to adhere to one or more APS Designated Procedures.

The Limit of Liability with respect to this Insuring Agreement is Eighty Million Dollars ($80,000,000), and the Deductible Amount with respect to this Insuring Agreement is Seven Hundred Fifty Thousand Dollars ($750,000).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 16 (5/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.4 of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.

b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3) causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited .

c. "Computer Security Procedures" mean the following procedures:

(1) Prevention of Unauthorized Access: The Insured must limit access to any Covered Computer System to individuals duly authorized by the Insured to have such access, through use of all of the following procedures:

(a) User Identifications: In order to secure access to a Covered Computer System, each Authorized User must employ a unique User Identification assigned by the Insured. Each User Identification must be designed so as to restrict an Authorized User's access to that portion of a Covered Computer System for which the Authorized User is duly authorized to have access. Each User Identification must consist of a series of characters.

(b) Passwords: In order to secure access to a Covered Computer System, each Authorized User must employ an individually-assigned or individually-selected Password which is not visible when typed on a computer screen. A Password must consist of a series of at least four characters. Passwords must be changed at least once every 90 days.

(c) Protection of Dial-In Lines: The Insured must provide for automatic protection of all dial-in lines to any Covered Computer System, through use of the following method(s):

Passwords and dial back systems.

(d) Monitoring Access: Each Covered Computer System must employ software which audits all security and access activity with respect to such Covered Computer System, and the Insured must review on a daily basis all violations and exceptions found through such audits.

(2) Administration of Computer Access: The Insured must assign a specific employee of the Insured to administer access to any Covered Computer System. The administrator must control and monitor the creation, termination and modification of user access to any Covered Computer System, through use of all of the following methods:

(a) Requirement for Access Request: Whenever an Authorized User’s access to a Covered Computer System is to be created, terminated, or modified, a written Access Request (or an Emergency Access Request) shall be provided to the administrator as soon as practicable, and in no event later than the requested effective date of such creation, termination, or modification; and

(b) Contents of Access Request: The Access Request shall be signed by the supervisor of the Authorized User and shall include: (1) identification of the Authorized User; (2) directions as to whether access for such Authorized User is to be created, terminated, increased, or reduced; (3) the requested effective date on which such access is to be created, terminated, increased, or reduced ; and (4) identification of the data and functions, if any, for which the Authorized User is to be provided access as of such effective date; and

(c) Emergency Access Request: If it is impracticable for a written Access Request to be provided to the administrator on or before the requested effective date of a creation, increase, termination or reduction in an Authorized User's access to a Covered Computer System, an Emergency Access Request may be made or ally to the administrator on or before such effective date. In such case, a written Access Request shall also be provided to the administrator as soon as possible, but no later than the next business day following such effective date; and

(d) Administrator’s Response: Upon receipt of an Access Request, the administrator shall take all necessary steps to effect the request therein on or before the effective date requested in the Access Request; and

(e) Confidentiality of Passwords: The administrator must design and employ reasonable measures to ensure that Passwords remain confidential.

d. "Covered Computer System" means any Computer System as to which the Insured has the exclusive right to update, or to authorize the updating of, the systems and application software thereof, including, but not necessarily limited to, the following Computer Systems:

e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

2. Exclusions. It is further understood and agreed that this Insuring Agreement J Shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d. Any loss resulting from a Computer Fraud committed by:

(1) any Authorized User (whether a natural person or an entity); or

(2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense).

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.U of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set for thin Section 2.0 of this Bond.

The Limit of Liability with respect to this Insuring Agreement is Eighty Million Dollars ($80,000,000), and the Deductible Amount with respect to this Insuring Agreement is Seven Hundred Fifty Thousand Dollars ($750,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses under this Insuring Agreement shall be an aggregate of $80,000,000 for the Bond Period, irrespective of the total amount of any such loss or losses.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 14 (7/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
September 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is understood and agreed that Item 1 of the Declarations, Name of Insured, following:

Vanguard Florida Insured Tax-Free Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 1(A) (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.0 of this Bond, this Bond is amended by adding an additional Insuring Agreement I as follows:

I. VOICE-INITIATED TRANSACTIONS: INVESTMENT COMPANIES.

Loss caused by a Voice-initiated Transaction, where the request for such Voice- initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period a1 1 Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 1.f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to Sections 2.c. and 2.d. herein and to the other specific exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c. "Voice-initiated Election" means any election concerning dividend options avail able to Fund shareholders which is requested by voice over the telephone.

d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f. "Designated Procedures" means the following procedures:

(1) Recordings: All Voice-initiated Transaction requests which are recorded shall be retained for at least six (6) months.

(a) Information contained on the recordings shall be capable of being retrieved through the following methods:

Daily transaction repots can be retrieved manually and then crossed-referenced with voice recording.

(b) Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requiring the caller to state an identification number consisting of at least four characters, or by using the following test:

Account name, social security number and address.

(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

Exclusions. It is further understood and agreed that this Insuring Agreement I shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account officially Designated to receive redemption proceeds ; or

(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

(4) The intentional failure to adhere to one or more Designated Procedures; or

(5) The failure to pay for shares attempted to be purchased; or

(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

c. Any loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction was not recorded; and

d. Any loss caused by a Voice-initiated Transaction, where the information contained on the recording with respect to such Voice-initiated Transaction is not retrieved and produced within a reasonable time after retrieval of such information is requested.

The Limit of Liability with respect to this Insuring Agreement is Eighty Million Dollars ($80,000,000), and the Deductible Amount with respect to this Insuring Agreement is Seven Hundred Fifty Thousand Dollars ($750,000).

It is further understood and agreed that the Deductible Amount set for thin the paragraph above ("VIT Deductible”) shall not apply with respect to a Single Loss, otherwise covered by this Insuring Agreement, caused by:

(aa) a VIT Redemption requested to be paid or made payable by check to the shareholder of record at the address of record; or,

(bb) a VIT Redemption requested to be paid or made payable by wire transfer to the record shareholder's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (aa) or (bb) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such loss. This paragraph shall not apply if the application of the VIT Deductible to the Single Loss would result in coverage of $40,000 or more; in such case the VIT Deductible and Limit of Liability set for thin the paragraph above shall control.

It is further understood and agreed that Rider No. 5 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 15, effective as of 12:01 a.m. on July 1, 1992, Standard Time at the Principal Address.

Except for above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 13.VAN (9/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.0 of this Bond, this Bond is amended by adding an additional Insuring Agreement K as follows:

K. AUTOMATED PHONE SYSTEMS: INVESTMENT COMPANIES.

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Automated Phone System” or "APS" means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

b. "APS Transaction" means any APS Redemption, APS Election, APS Exchange, or APS Purchase.

c. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

d. "APS Election" means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

e. "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

f. "APS Purchase" means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

g. "APS Designated Procedures” means the following procedures:

(1) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

Hard copy reports are stored for six months. Various others are maintained on microfilm. Microfilm is maintained indefinitely.

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(2) Identity Test: 'The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

(3) Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

(4) Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Physical access to APS equipment shall be limited in the following manner:

Equipment is kept in our computer center. Only technical personnel are permitted security clearance within that building. These individuals do not have access to the personal identification numbers for our shareholders.

2.  Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

(1) Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2) Any APS Redemption(s) or APS Purchase(s) involving an aggregate amount in excess of $100,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such APS Redemption(s) or APS Purchase(s):

(a) (i) the shareholder of record verifies that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred; or

(b) each such redemption or purchase is verified by the following procedure(s):

Redemptions over $100,000 not permitted.

(3) Any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(4) Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

(5) The failure to pay for shares attempted to be purchased; or

(6) The intentional failure to adhere to one or more APS Designated Procedures.

The Limit of Liability with respect to this Insuring Agreement is Eighty Million Dollars ($80,000,000), and the Deductible Amount with respect to this Insuring Agreement is Seven Hundred Fifty Thousand Dollars ($750,000).

It is further understood and agreed that the Deductible Amount set forth in the paragraph above ("APS Deductible") shall not apply with respect to a Single Loss, otherwise covered by this Insuring Agreement, caused by:

(aa) an APS Redemption requested to be paid or made payable by check to the shareholder of record at the address of record; or,

(bb) an APS Redemption requested to be paid or made payable by wire transfer to the record shareholder's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (aa) or (bb) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such loss. This paragraph shall not apply if the application of the APS Deductible to the Single Loss would result in coverage of $40,000 or more; in such case the APS Deductible and Limit of Liability set for thin the paragraph above shall control.

It is further understood and agreed that Rider No. 12 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 16, effective as of 12:01 a.m. on July 1, 1992 Standard Time at the address of the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 16 (9/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 1, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond shall not cover any loss resulting from or in connection with the acceptance of a Third Party Check, unless:

i. such check is used to open or increase an account which is registered in the name of one or more of the payees on such third party check; and,

ii. the entity which receives such check maintains and follows during the Bond period all Designated Procedures with respect to any such check greater than $100,000;

and then only to the extent otherwise covered under this Bond. An isolated failure of such entity to maintain and follow the Designated Procedures in a particular instance will not preclude coverage under this Rider, subject to the exclusions herein and in the Bond.

1.  Definitions. The following terms used in this Rider shall have the following meanings:

a. "Designated Procedures" means the following procedures:

(1) The check shall be reviewed to confirm that the purported endorsement of all payees on the check are present; and

(2) Reasonable efforts shall be made to verify the validity of all the endorsements.

b. "Third Party Check" means a check made payable to one party and offered as payment to another party.

2.  Exclusions. It is further understood and agreed that this Rider shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity” of this Bond; and

b. Any loss resulting from or in connection with the acceptance of a third party check greater than $100,000 which does not include the purported endorsement of all payees on the check.

It is further understood and agreed that Rider No. 9 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 17, effective as of 12:01 a.m. on July 1, 1992 Standard Time at the address of the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

BF 26 (9/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
September 28, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Vanguard Balanced Index Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R1. 0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 2, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

* Value Portfolio

* Growth Portfolio, Portfolios of

Vanguard Index Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R1.0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 20

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 14, 1992	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Vanguard Admiral Funds, a series fund consisting of:

*  Admiral U.S. Treasury Money Market Portfolio

*  Admiral Short-Term Portfolio

*  Admiral Intermediate-Term Portfolio

*  Admiral Long-Term U.S. Treasury Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R1.0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 21

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
April 30, 1993	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

*  Growth Portfolio

*  Equity Income Portfolio, both Portfolios of:

Vanguard Variable Insurance Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R1.0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 22

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
May 3, 1993	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

Inconsideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

PRIMECAP Fund

Wellington Fund

Wellesley Income Fund

Trustees' Commingled Fund, a series fund consisting of:

*  U.S. Portfolio

*  International Portfolio

Vanguard World Fund, a series fund consisting of:

*  U.S. Growth Fund

*  International Growth Portfolio

Vanguard Bond Market Fund

is changed to:

Vanguard/PRIMECAP Fund, Inc.

Vanguard/Wellington Fund, Inc

Vanguard/Wellesley Income Fund, Inc.

Vanguard/Trustees' Equity Fund, a series fund consisting of:

*  U.S. Portfolio

*  International Portfolio

Vanguard World Fund, Inc., a series fund consisting of:

*  Vanguard U.S. Growth Portfolio

*  Vanguard International Growth Portfolio

Vanguard Bond Index Fund, Inc.

Except as above stated, nothing here in shall be held to alter, waive or extend any of the terms of this Bond.

R8.0-00 (8/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 23

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117192B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
May 17, 1993	June 1, 1992 to June 1, 1993	/s/ Frank R. Vento

Inconsideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

The Windsor Funds, Inc., a series fund consisting of:

*  Windsor Fund

*  Windsor II

is changed to:

The Windsor Funds, Inc., a series fund consisting of:

*  Vanguard/Windsor Fund

*  Vanguard/Windsor II

Except as above stated, nothing here in shall be held to alter, waive or extend any of the terms of this Bond.

R8.0-00 (8/90)